

中遠投資(新加坡)有限公司
COSCO INVESTMENT (SINGAPORE) LIMITED

~~9 TEMASEK BOULEVARD, #07-00 SUNTEC CITY TOWER II, SINGAPORE 038989~~
~~TEL: 6885 0888 FAX: 6336 9006 Website: www.cosco.com.sg~~

From Secretary's Office: 47 Hill Street #06-02
Chinese Chamber of Commerce & Industry Building
Singapore 179365
Tel No.: 6837 2133 Fax No.: 6337 2197

82-4033

Our Ref: C200/SEC/LK/ac **Exemption No. 33-91910**

14 May 2003


03022175

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099, Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

SUPPL

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

Dear Sirs

COSCO INVESTMENT (SINGAPORE) LIMITED
(EXEMPTION NO. 33-91910)

On behalf of Cosco Investment (Singapore) Limited, a company incorporated in Singapore, I am furnishing herewith the below listed announcements pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):-

Date	**Description of Announcement**
8 May 2003	Notice of Cessation of Substantial Shareholding.
8 May 2003	Annual Report for the financial year ended 31 December 2002.
9 May 2003	Placement and subscription of 100,000,000 new ordinary shares of S$0.20 each in the capital of Cosco Investment (Singapore) Limited.

Yours faithfully
COSCO INVESTMENT (SINGAPORE) LIMITED

Lawrence Kwan
Secretary

dlw 6/3

Encls

c.c. Mr Ji Hai Sheng (Fax No. 63361217, letter only)

Notice Of Cessation of Substantial Shareholding

Name of substantial shareholder:	Gary Tan Kok Siang
Date of notice to company:	08/05/2003
Date of change of interest:	07/05/2003
Name of registered holder:	1. KSH Shipping Pte Ltd; 2. GTS Investments Pte Ltd; and 3. Gary Tan Kok Siang
Circumstance(s) giving rise to the interest: Please specify details:	Others Issue of 100,000,000 new shares pursuant to placement by Cosco Investment (Singapore) Limited.

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	0
% of issued share capital:	0
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	0
No. of shares held before the transaction:	34,605,000
% of issued share capital:	5.54
No. of shares held after the transaction:	34,605,000
% of issued share capital:	4.77

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	26,975,000	7,630,000
% of issued share capital:	4.32	1.22
No. of shares held after the transaction:	26,975,000	7,630,000
% of issued share capital:	3.72	1.05
Total shares:	26,975,000	7,630,000

Note:

Percentage shareholdings has been revised and is calculated based on 724,727,309 shares in issue as at 7 May 2003 after Issue of 100,000,000 new shares pursuant to placement by Cosco Investment (Singapore) Limited.

Submitted by Mr Ji Hai Sheng, President on 08/05/2003 to the SGX



COSCO INVESTMENT (SINGAPORE) LIMITED

ANNUAL REPORT FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2002

In response to the query raised by the Singapore Exchange Limited (the "SGX") in their letter dated 5 May 2003, the Board of Directors is pleased to provide the following additional information pursuant to the Corporate Governance Statement and the Listing Manual:-

1. Clause 1207(9)(e) Requirement

   Based on information available to the Company as at 31 March 2003, approximately 36.23% of the issued ordinary shares of the Company are held in the hands of the public. This is in compliance with Rule 723 of the Listing Manual of the SGX-ST.

2. Rule 852(1)(d)

   There were no options granted at a discount during the financial year.

3. Rule 710(2)(a)

   GN3.2
   The Chairman of the Group, through his appointed alternate and/or the President, exercises control over the quality, quantity and timeliness of the flow of information between Management and the Board and oversees the preparation of Board meetings agenda in consultation with the President.

   GN7.2
   In addition to the information disclosed on pages 18 and 19 of the Annual Report, our Remuneration Committee has access to expert advice outside of the Company on executive compensation should the need arise.

   GN8.4, GN8.5 and GN9.4
   Currently the executive directors do not have service contracts and are subject to retirement by rotation (other than President/Managing Director) under the Company's Articles of Association.

   The Remuneration Committee administers the COSCO Group Employees' Share Option Scheme. Details of the COSCO Group Employees' Share Option Scheme are disclosed under "Share Options" in the Directors' Report on pages 30 and 31 and "Other Information pursuant to Rule 852 of the Listing Manual of SGX" are disclosed on page 31.

Submitted by Mr Ji Hai Sheng, President on 08/05/2003 to the SGX 

COSCO INVESTMENT (SINGAPORE) LIMITED

PLACEMENT AND SUBSCRIPTION OF 100, 000, 000 NEW ORDINARY SHARES OF S$0.20 EACH IN THE CAPITAL OF COSCO INVESTMENT (SINGAPORE) LIMITED (THE "COMPANY") (THE "PLACEMENT AND SUBSCRIPTION")

Further to the announcements made by the Company on 23 April, 29 April and 7 May 2003 in relation to the Placement and Subscription, the Board of Directors of the Company wishes to announce that it has been informed by the Singapore Exchange Securities Trading Limited("**SGX-ST**") that the 100,000,000 new ordinary shares of S$0.20 each in the capital of the Company have been listed and quoted on the Official List of the SGX-ST with effect from 9:00 a.m., Friday, 9 May 2003.

By Order of the Board
Cosco Investment (Singapore) Limited



Submitted by Mr Ji Hai Sheng, President on 09/05/2003 to the SGX